Floqsta, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Floqsta, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 11, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	1,192	122,526	-
Total Current Assets	1,192	122,526	-
TOTAL ASSETS	1,192	122,526	-
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	97,224	6,186	-
Notes Payable - Related Parties	35,000	-	-
Total Current Liabilities	132,224	6,186	-
Long-term Liabilities			
Notes Payable - Related Parties	45,000		
Future Equity Obligations - Related Party	110,000	50,000	-
Future Equity Obligations	600,000	500,000	-
Total Long-Term Liabilities	755,000	550,000	-
TOTAL LIABILITIES	887,224	556,186	-
EQUITY			
Common Stock	-	8	8
Additional Paid in Capital	70,942	43,934	43,934
Accumulated Deficit	(956,975)	(477,602)	(43,942)
Total Equity	(886,033)	(433,660)	-
TOTAL LIABILITIES AND EQUITY	1,192	122,526	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 6/15/2021 (Inception)	-	-	-	-	-
Issuance of Common Stock	800,000	8	43,934	-	43,942
Net Income (Loss)	-	-	-	(43,942)	(43,942)
Ending Balance 12/31/2021	800,000	8	43,934	(43,942)	-
Issuance of Common Stock	90,000	-	-	-	-
Net Income (Loss)	-	-	-	(433,660)	(433,660)
Ending Balance 12/31/2022	890,000	8.0	43,934	(477,602)	(433,660)
Issuance of Common Stock	5,000	-	27,000	-	27,000
Common Stock Shares Surrendered	(40,000)	-	-	-	-
Net Income (Loss)	-	-	-	(479,373)	(479,373)
Ending Balance 12/31/2022	855,000	8	70,934	(956,975)	(886,033)

Statement of Operations

	Year Ended December 31,		
	2023	2022	2021
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing - Related Party	59,273	141,748	3,870
Advertising and Marketing	84,671	23,319	11,544
General and Administrative	130,631	70,310	6,546
Research and Development - Related Party	50,847	99,338	21,982
Research and Development	152,144	98,945	-
Rent and Lease	3,053	-	-
Total Operating Expenses	480,618	433,660	43,942
Operating Income (loss)	(480,618)	(433,660)	(43,942)
Other Income			
Interest Income	1,245	-	-
Total Other Income	1,245	-	-
Earnings Before Income Taxes	(479,373)	(433,660)	(43,942)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(479,373)	(433,660)	(43,942)

Statement of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net Income (Loss)	(479,373)	(433,660)	(43,942)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable and Accrued Expenses	91,038	6,186	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	91,038	6,186	-
Net Cash provided by (used in) Operating Activities	(388,335)	(427,474)	(43,942)
FINANCING ACTIVITIES			
Proceeds from the Issuance of Common Stock	-	-	8
Proceeds from Additional Paid-in Capital	27,000	-	43,934
Proceeds from Issuance of Future Equity Obligations - Related Party	60,000	50,000	-
Proceeds from Issuance of Future Equity Obligations	100,000	500,000	-
Proceeds from Notes Payable - Related Parties	80,000		
Net Cash provided by (used in) Financing Activities	267,000	550,000	43,942
Cash at the beginning of period	122,526	-	-
Net Cash increase (decrease) for period	(121,335)	122,526	-
Cash at end of period	1,191	122,526	-

Floqsta, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Floqsta, Inc. (Company) was incorporated in Delaware on June 15th, 2021. The Company is a technology startup at seed stage, developing a social travel connects travel companions with travel adventures, using AI-enabled matching algorithms. The Company plans to earn revenue from commissions paid by travel providers (e.g. tour operators), advertising fees and subscription fees. Revenue stream is planned to commence in Q1 of 2024.

The Company's headquarters is in Boston, Massachusetts. The Company customers are initially located in United States with planned international expansion in the end of 2024.

The Company will conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	-	$-
Granted	45,000	$0.035
Exercised	-	
Expired/cancelled	(20,000)	$0.035
Total options outstanding, December 31, 2022	25,000	$0.035
Granted	35,500	$1.610
Exercised		
Expired/cancelled		
Total options outstanding, December 31, 2023	60,500	$0.959
Options exercisable, December 31, 2022	-	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-
Granted	45,000	$-
Vested	-	$-
Forfeited	(20,000)	$-
Nonvested options, December 31, 2022	25,000	$-
Granted	35,500	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	60,500	$-

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	-	$-
Granted	70,000	$-
Vested	(70,000)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2023	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company’s primary tax jurisdictions is the United States. The Company’s primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $110,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6M.

A separate company owned by the founder provided marketing and software development services to the Company resulting in service fees of $25,852 ($3,870 in marketing and $21,982 software development) and $39,425 in 2021 and 2022, respectively. The Company paid $7,407 in service fees in 2023 to this related party.

A separate company the founder is a director for provided software development services to the Company resulting in service fees of $59,913 in 2022. The Company paid $43,440 in service fees in 2023 to this related party.

A separate company the founder is a president for provided marketing services to the Company resulting in service fees of $141,748 in 2022. The Company paid $59,273 in service fees in 2023 to this related party.

The Company entered into various unsecured interest free loans with founders resulting in a balance of $80,000 as of December 31st, 2023. $35,000 is due in 2024 and $45,000 is due in 2025. The loans do not have payment schedules and can be settled earlier than maturity date at company discretion.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

<u>SAFES - Pre-Seed Round</u>

At the end of 2022, there were fourteen pre-seed round SAFES outstanding in the aggregate amount of $550,000 issued and outstanding. As of December 31, 2023, there were sixteen pre-seed round SAFES outstanding in the aggregate amount of $685,000. Each pre-seed round SAFE will convert automatically, upon the Company's issuance of equity securities in a single transaction, or series of related transactions, with aggregate gross proceeds to the Company of at least $3,000,000, excluding proceeds from the issuance of any simple agreements for future equity (including the SAFES) or convertible debt, into shares of the Company's capital stock issued to investors in the next financing ("Next Equity Financing"). Upon a conversion, the holders of the pre-seed round SAFES will be entitled to the same rights, preferences and privileges as are generally offered to parties purchasing equity securities in the Next Equity Financing. The price per share of conversion shares will be the price per share implied by a $6,000,000 post-money valuation, calculated based on the Company's fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

If there is a liquidity event or dissolution before the termination of the pre-seed round SAFES, each such SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such liquidity event or dissolution, equal to (i) if the aggregate purchase price exceeds three times the aggregate value of such SAFES, twice the investment amount of each pre-seed round SAFE holder the investment amount of its SAFE and (ii) if the aggregate purchase price is less than three times the aggregate value of such SAFES, the investment amount of each pre-seed round SAFE holder the investment amount of its SAFE.

SAFES - Seed-Angel Round

As of December 31, 2023, one (1) seed-angel round SAFE was outstanding in the amount of $25,000. The seed-angel round SAFE will convert automatically upon the closing of the Next Equity Financing. Upon a conversion, the holder of the seed-angel round SAFE will be entitled to the same rights, preferences and privileges as are generally offered to parties purchasing equity securities in the Next Equity Financing. The price per share of conversion shares will be the lesser of (i) the price per share implied by an $8,000,000 post-money valuation (the "Valuation Cap"), calculated based on the Company's fully diluted capitalization immediately prior to the closing of the Next Equity Financing or (ii) the lowest price per share of the equity securities issued in the Next Equity Financing.

If the Company is merged with or otherwise acquired by another entity (an "Acquisition Event") prior to the next equity financing, then the Company shall pay the seed-angel round SAFE holder the greater of the investment amount of its SAFE or the amount payable on the number of shares equal to the investment amount of its SAFE divided by the Liquidity Price. The "Liquidity Price" is equal to the (i) Valuation Cap divided (ii) by an amount equal to all shares of outstanding capital stock (on an as converted to common basis), issued and outstanding options, all convertible securities (on an as converted to common basis) other than those receiving cash payouts, and excludes unissued options. If the Company dissolves or winds up prior to the next equity financing or an Acquisition Event, to the extent funds are available, the Company will pay the seed-angel round SAFE holder the investment amount of its SAFE.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	35,000
2025	45,000
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 1,000,000 shares of common stock, $0.00001 par value per share. 800,000 shares were issued and outstanding as of the end of 2021 and 890,000 shares were issued and outstanding as of the end of 2022. As of December 31, 2023, 855,000 shares were issued and outstanding.

Common stockholders are entitled to one vote per share. Common stockholders are entitled to receive dividends when and if declared by the Board of Directors.

Options

On March 15, 2022, the Company adopted the Floqsta, Inc. 2022 Equity Incentive Plan (the "Plan"). As of the end of 2022, 40,000 of the authorized shares were reserved for, or allocated to, stock options granted pursuant to the Plan and, as of the end of 2023, 73,000 of the authorized shares were reserved for, or allocated to, stock options granted pursuant to the Plan. Until an option is exercised and stock is issued in respect of such option, an optionholder does not have voting rights and is not entitled to dividends with respect to the shares allocated to, or reserved for, an option.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 11, 2024, the date these financial statements were available to be issued.

The Company entered into SAFE agreements totaling $160,000 in a continuation of the Angel-Seed Round that commences in October of 2023. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M post-money valuation.

The Company entered into a signed service agreement with a well-known tour operator. The Company had a rollout of major product releases covering user engagement, community, itinerary and reservations.The Company entered into a partnership with a digital marketing provider for the provision of social media advertising and funnel management.

The Company appointed Hugh W. Jones as a director of the Board. They also appointed Hugh W. Jones as a lead investor for the crowdfunding raise on Wefunder's platform. Hugh W. Jones loaned the Company $5,000 with maturity date of September 31, 2024, with interest payable on the unpaid principal at the fixed rate of 8% percent per annum. This loan is to be used exclusively as working capital for organizing travel arrangements.

SAFES - Crowdfunding Round

On January 13, 2024, the Company initiated a crowdfunding offering through WeFunder Portal LLC ("Wefunder"). As of March 26, one crowdfunding-round SAFE was outstanding in the amount of $56,850. The crowdfunding round SAFE will convert automatically upon the closing of the Next Equity Financing (as defined above in Note 5). Upon a conversion, Wefunder will be entitled to the same rights, preferences and privileges as are generally offered to parties purchasing equity securities in the Next Equity Financing. The price per share of conversion shares will be the lesser of (i) the price per share implied by an $8,500,000 post-money valuation or $8,000,000 post-money valuation for early-bird investors and Wefunder premium users (each, a "Crowdfunding Valuation Cap"), calculated based on the Company's fully diluted capitalization immediately prior to the closing of the Next Equity Financing or (ii) the lowest price per share of the equity securities issued in the Next Equity Financing.

If an Acquisition Event (as defined above in Note 5) occurs prior to the Next Equity Financing, then the Company shall pay crowdfunding round SAFE holder the greater of the investment amount of its SAFE or the amount payable on the number of shares equal to the investment amount of its SAFE divided by the Liquidity Price. The "Liquidity Price" is equal to the (i) applicable Crowdfunding Valuation Cap divided (ii) by an amount equal to all shares of outstanding capital stock (on an as converted to common basis), issued and outstanding options, all convertible securities (on an as converted to common basis) other than those receiving cash payouts, and excludes unissued options. If the Company dissolves or winds up prior to the next equity financing or an Acquisition Event, to the extent funds are available, the Company will pay the crowdfunding round SAFE holder the investment amount of its SAFE.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, which are typical of early-stage startups, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.